Benjamin E. Allen
CEO
March 24, 2020

Exhibit (d)(2)

PARNASSUS INCOME FUNDS

EXPENSE CAP AGREEMENT

Agreement made this 24th day of March 2020, between Parnassus Investments, as investment adviser (the "Adviser"), and the Parnassus Income Funds (the "Trust").

WHEREAS, the Trust is comprised of the following two portfolios: the Core Equity Fund and the Fixed Income Fund (collectively, the "Funds"); and

WHEREAS, the Adviser has been reimbursing the Funds for expenses that exceed certain voluntary expense limits; and

WHEREAS, the Adviser wishes to change its voluntary agreement to limit expenses of the Funds and commit to those limits for a period of time; and

WHEREAS, shareholders of the Funds benefit from any expense limits agreed to by the Adviser.

NOW, THEREFORE, the Trust and the Adviser agree to expense limits on the annual operating expenses of the Funds, as follows:

Expense Limit Effective 5/1/20 (as a
Fund	percentage of average net assets)
Core Equity Fund
Investor Class	0.86%
Institutional Class	0.63%
Fixed Income Fund	0.68%
Investor Class	0.45%
Institutional Class

The Adviser agrees to continue the foregoing expense limits through April 30, 2021.

IN WITNESS WHEREOF, the parties have signed this agreement as of the day and year first above written.

PARNASSUS INVESTMENTS

By: /s/ Benjamin E. Allen

Name:

Title:

Date:

THE PARNASUSS INCOME TRUST

By: /s/ John V. Skidmore

Name:	John V. Skidmore
Title:	Secretary
Date:	March 24, 2020

812-4548-8315.1